EXHIBIT 5

This letter agreement is made as of _______, 2025 (the “Letter Agreement”), by and among Dan Gilbert and each of the undersigned parties hereto. Each undersigned hereby agrees, with respect to all shares of common stock of Rocket Companies, Inc. (“Rocket”) beneficially owned by such undersigned:

1.	To vote (or execute a written consent) in the same manner as Dan Gilbert.
2.	If requested by Dan Gilbert, to grant a proxy to Dan Gilbert (in form provided by Dan Gilbert) giving Dan Gilbert the power to vote (or execute a written consent with respect to) such shares.

This Letter Agreement automatically terminates on the date that Dan Gilbert and each of the undersigned, together with any other members of Dan Gilbert’s group (for purposes of the rules and regulations of the New York Stock Exchange), hold 50% or less of the voting power for the election of directors of Rocket.

[Signature pages follow]

Dan Gilbert

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By:
Name:
Title:

Signature Page to Letter Agreement